

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 20, 2014

<u>Via E-mail</u>
Jananne A. Copeland
Chief Accounting Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

   Re: **Caterpillar, Inc.**
      Form 10-K for the fiscal year ended December 31, 2013
      Filed February 18, 2014
      File No. 001-00768

Dear Ms. Copeland:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Brian Cascio

           Brian Cascio
           Accounting Branch Chief